Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

Color Kinetics Japan Incorporated:

We have audited the accompanying balance sheets of Color Kinetics Japan Incorporated (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by manag ement, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE THOMATSU

Tokyo, Japan

February 18, 2005

Color Kinetics Japan Incorporated
Balance Sheets
December 31, 2004 and 2003

	2004	2003

ASSETS

CURRENT ASSETS:
Cash	¥159,672,934	¥206,562,720
Accounts receivable—trade (Note 8)	397,387,152	157,887,507
Accounts receivable—other—affiliates (Note 8)		52,086,466
Inventories—finished products (Note 3)	179,823,622	193,464,911
Deferred income taxes (Notes 3 and 5)	12,374,836	11,451,746
Prepaid expenses and other current assets (Note 8)	6,539,425	7,975,522

Total current assets	755,797,969	629,428,872

PROPERTY AND EQUIPMENT—At cost (Notes 3 and 8):
Leasehold improvements	23,314,352	23,314,352
Furniture and fixtures	28,048,782	27,603,004
Total	51,363,134	50,917,356
Accumulated depreciation	(28,408,877)	(12,992,859)

Net property and equipment	22,954,257	37,924,497

OTHER ASSETS:
Software (Note 3)	2,692,542	3,614,841
Deferred income taxes (Notes 3 and 5)	51,075,955	46,975,840
Guarantee deposits	29,096,000	29,096,000

Total other assets	82,864,497	79,686,681

TOTAL	¥861,616,723	¥747,040,050

See notes to financial statements.

Color Kinetics Japan Incorporated
Balance Sheets
December 31, 2004 and 2003

	2004	2003

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable—trade (Note 8)	¥19,845,339	¥12,618,069
Accounts payable—other (Note 8)	145,050,077	32,821,103
Accrued expenses	15,058,070	11,285,159
Short-term bank loans (Note 4)	400,000,000	450,000,000
Income taxes payable (Notes 3 and 5)	16,000,000	50,300,000
Consumption tax payable	12,657,400	506,000
Other liabilities	170,533	156,872

Total current liabilities	608,781,419	557,687,203

FOREIGN EXCHANGE FORWARD CONTRACTS (Note 3)	112,346,450	105,782,633

INTEREST RATE SWAP AGREEMENTS (Note 3)	11,235,326	9,788,022

LIABILITY FOR SEVERANCE PAYMENTS (Note 3):
Director	8,750,250	6,416,850
Employees	3,886,672	2,875,587

Total liabilities	745,000,117	682,550,295

STOCKHOLDERS’ EQUITY (Notes 2 and 6):
Common stock—authorized, 3,200 shares; issued and outstanding, 800 shares	40,000,000	40,000,000
Retained earnings	98,620,167	24,489,755
Accumulated other comprehensive income (loss)	(22,003,561)

Total stockholders’ equity	116,616,606	64,489,755

TOTAL	¥861,616,723	¥747,040,050

See notes to financial statements.

Color Kinetics Japan Incorporated
Statements of Operations
Years Ended December 31, 2004, 2003 and 2002 (Unaudited)

	2004	2003	2002
			(Unaudited)

NET SALES (Notes 3 and 8)	¥1,346,509,572	¥1,191,568,966	¥823,977,000

COST OF SALES (Note 8)	630,482,213	612,435,046	527,955,000

Gross profit	716,027,359	579,133,920	296,022,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 8)	602,320,605	455,749,968	253,985,000

Income from operations	113,706,754	123,383,952	42,037,000

OTHER INCOME (EXPENSE) (Note 8):
Profit (loss) on foreign exchange forward contracts	30,730,355	(105,782,633)	—
Loss on interest swap contracts	(1,447,304)	(9,788,022)	—
Interest expense	(13,131,555)	(12,397,303)	(4,445,000)
Foreign exchange gain—net	861,003	110,622	—
Other expense	(249,381)	(1,046,809)
Other income	83,046	5,316	14,000

INCOME (LOSS) BEFORE TAXES ON INCOME	130,552,918	(5,514,877)	37,606,000

INCOME TAXES (Notes 3 and 5):
Current	46,155,100	60,471,700	19,333,000
Deferred	10,267,406	(57,229,020)	(3,035,000)

Total	56,422,506	3,242,680	16,298,000

NET INCOME (LOSS) (Note 2)	¥74,130,412	¥(8,757,557)	¥21,308,000

NET INCOME (LOSS) PER SHARE (Note 3)	¥92,663.0	¥(10,946.9)	¥26,635.0

See notes to financial statements.

Color Kinetics Japan Incorporated
Statements of Stockholders’ Equity
Years Ended December 31, 2004, 2003 and 2002 (Unaudited)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss		Total Stockholders’ Equity
			Net Unrealized Loss on Cash Flow Hedges, Net of Tax	Total Accumulated Other Comprehensive Loss

BALANCE, JANUARY 1, 2002 (Unaudited)	¥40,000,000	¥11,939,312			¥51,939,312

Net income (Unaudited)		21,308,000			21,308,000

BALANCE, DECEMBER 31, 2002	40,000,000	33,247,312			73,247,312

Net loss		(8,757,557)			(8,757,557)

BALANCE, DECEMBER 31, 2003	40,000,000	24,489,755			64,489,755

Net income		74,130,412			74,130,412
Other comprehensive loss			¥(22,003,501)	¥(22,003,561)	(22,003,561)

BALANCE, DECEMBER 31, 2004	¥40,000,000	¥98,620,167	¥(22,003,501)	¥(22,003,561)	¥116,616,606

See notes to financial statements.

Color Kinetics Japan Incorporated
Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002 (Unaudited)

	2004	2003	2002
			(Unaudited)

OPERATING ACTIVITIES:
Net income (loss)	¥74,130,412	¥(8,757,557)	¥21,308,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,945,766	10,905,335	2,513,000
Deferred income taxes	10,267,406	(57,229,020)	3,035,000
Provision of liability for severance payments	3,344,485	7,432,437	960,000
Revaluation loss of inventory	15,009,796	13,725,750
Loss on disposal of inventory	7,270,376
Loss on disposal of property and equipment	136,845
Loss (profit) on foreign exchange forward contracts	(30,730,355)	105,782,633
Loss on interest swap contracts	1,447,304	9,788,022
Foreign exchange gain—net	(861,003)	(110,622)
Change in assets and liabilities:
Increase in inventory	(3,699,437)	(134,703,741)	(27,278,320)
Decrease (increase) in accounts receivable—trade	(239,499,645)	101,588,340	(25,124,502)
Decrease (increase) in accounts receivable—affiliates	52,086,466	(52,086,466)
Decrease in prepaid expenses	1,436,097	1,061,978	(8,377,960)
Increase (decrease) in income tax payable	(34,300,000)	34,320,000	4,696,771
Increase in other assets		(900,000)
Increase (decrease) in accounts payable—trade	8,088,273	1,034,169	(36,535,871)
Increase (decrease) in accounts payable—other	112,228,974	32,821,103	(53,736,539)
Increase (decrease) in accrued expenses and other liabilities	15,937,972	(44,006,917)	55,739,107
Total adjustments	(64,890,680)	29,423,001	(84,109,314)

Net cash provided by (used in) operating activities	9,239,732	20,665,444	(62,801,314)

INVESTING ACTIVITIES:
Purchase of property and equipment	(6,129,518)	(39,456,785)	(7,887,152)
Purchase of software		(2,980,000)	(1,060,000)
Payment of guarantee deposits		(26,646,000)	(1,550,000)

Net cash used in investing activities	(6,129,518)	(69,082,785)	(10,497,152)

FINANCING ACTIVITIES:
Repayment of loans from affiliate		(50,000,000)
Net increase (decrease) in short-term bank loans	(50,000,000)	273,210,368	75,133,084

Net cash provided by (used in) financing activities	(50,000,000)	223,210,368	75,133,084

NET (DECREASE) INCREASE IN CASH	(46,889,786)	174,793,027	1,834,618

CASH, BEGINNING OF YEAR	206,562,720	31,769,693	29,935,075

CASH, END OF YEAR	¥159,672,934	¥206,562,720	¥31,769,693

ADDITIONAL CASH FLOW INFORMATION:
Payment of interest expenses	¥11,092,542	¥5,427,040	¥4,445,000
Payment of income taxes	80,455,100	26,049,200	19,333,000

See notes to financial statements.

Color Kinetics Japan Incorporated

Notes to Financial Statements
Years Ended December 31, 2004, 2003 and 2002 (Unaudited)

1.  DESCRIPTION OF THE BUSINESS

Color Kinetics Japan Incorporated (the "Company") was incorporated in Japan on April 2, 2001 and was 50% owned by each of Color Kinetics Incorporated ("Color Kinetics"), which is a US corporation, and ALS Incorporation ("ALS"), a wholly owned subsidiary of Yamagiwa Corporation ("Yamagiwa").

The Company is engaged in the business of selling digital lighting systems consisting of LED (light-emitting diode) products which are manufactured by Color Kinetics in the United States of America. The Company is also developing and selling light control systems and acoustic/visual equipment.

2.  BASIS OF FINANCIAL STATEMENTS

The accompanying financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates.

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). In certain respects, effect has been given in the financial statements to adjustments that have not been entered in the Company’s general books of account, which are maintained principally in accordance with accounting practices prevailing in Japan. The net income (loss) for the years ended December 31, 2004 and 2003 and retained earnings as of those dates as shown in the accompanying financial statements are reconciled to accounts shown in the Company’s general books of account as follows:

	2004	2003

Net income as shown in the general books of account	¥47,542,998	¥66,422,055
Adjustments—add (deduct):
Liability for director’s severance payment	3,785,941	(3,785,941)
Foreign exchange forward contracts	18,130,909	(62,411,753)
Accrued vacation	(578,157)	(181,409)
Allowance for doubtful accounts	964,000
Accounts payable in foreign currency	(64,161)	64,161
Liability for severance payment for employees	300,494	(300,494)
Sales and cost of sales		(11,491,366)
Deferred tax—accrued enterprise taxes	(4,245,612)	2,927,190
Loss on inventories	8,294,000
As shown in accompanying statements of operations	¥74,130,412	¥(8,757,557)

	2004	2003

Retained earnings as shown in the general books of account	¥141,536,577	¥93,993,579
Adjustments—add (deduct):
Liability for director’s severance payments		(3,785,941)
Accounts payable in foreign currency		64,161
Liability for severance payment for employees		(300,494)
Deferred tax—accrued enterprise taxes		4,245,612
Loss on inventories		(8,294,000)
Foreign exchange forward contracts	(44,280,844)	(62,411,753)
Accrued vacation	(759,566)	(181,409)
Allowance for doubtful accounts	2,124,000	1,160,000
As shown in accompanying statements of operations	¥98,620,167	¥24,489,755

Unaudited 2002 Amounts—The accompanying 2002 statements of operations, stockholders’ equity and cash flows are unaudited. However, in the opinion of management of the Company, they contain all adjustments necessary to reflect a fair presentation of the results of operations and cash flows of the Company for the year ended December 31, 2002 in conformity with US GAAP.

Currency of Measurement (Unaudited)—As noted, these financial statements are stated in yen, which is the currency of measurement for the Company. The following table sets forth exchange rate information, in terms of yen per US dollar, for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002

Yen/US dollar exchange rate at December 31,	102.68	107.13	118.75
Average yen/US dollar rate for the year ended December 31,	108.15	115.94	125.22
High yen/US dollar rate during year ended December 31,	114.30	121.42	134.77
Low yen/US dollar rate during year ended December 31,	102.56	106.93	115.71

3.  SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying financial statements are summarized below:

Use of Estimates—The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates.

Inventories—Inventories are stated at the lower of first-in, first-out cost or market.

Depreciation and Amortization—Depreciation of property and equipment is computed using the declining-balance method over following estimated useful lives:

Leasehold improvements	3 and 8 years
Furniture and fixtures	2–20 years

Computer software is amortized using the straight-line method over five years.

Derivative Instruments and Hedging Activities—In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133," changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest expense immediately.

Changes in the fair value of foreign exchange forward contracts, designated and effective as cash flow hedges for changes in the cash flows forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Revenue Recognition—Revenues are generally recognized when the products have been delivered and risk of loss has passed to the customer or as services are rendered.

Severance Indemnities Plan—The Company has severance indemnities plans for a director and all employees.

Benefits under the plans are generally related to an employee’s length of service and compensation level at retirement or earlier termination.

The costs of severance indemnities plan for employees are accrued on the amounts which would be required if all employees terminated their employment as of the balance sheet date.

The Company recorded retirement benefit for a director on a vested benefit obligation basis.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts measured by tax law. These differences result primarily from adjustments made for financial statement purposes, as explained in Note 5.

Net Income (Loss) per Share—Net income (loss) per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period.

4.  SHORT-TERM BANK LOANS

A summary of short-term bank loans outstanding at December 31, 2004 and 2003 consists of the following:

Notes Payable Due to Sumitomo Mitsui Banking Corporation as of December 31, 2004

Amount	Maturity Date	Interest Rate

¥200,000,000	May 31, 2005	Short-term prime rate plus 0.75%
200,000,000	January 25, 2005	3-month TIBOR plus 1.5%
¥400,000,000

Notes Payable Due to Sumitomo Mitsui Banking Corporation as of December 31, 2003

Amount	Maturity Date	Interest Rate

¥200,000,000	May 31, 2004	Short-term prime rate plus 0.75%
200,000,000	July 23, 2004	3-month TIBOR plus 1.5%
50,000,000	September 30, 2004	Short-term prime rate plus 0.75%
¥450,000,000

The notes payable of ¥400,000,000 are guaranteed by Yamagiwa, parent company of ALS, stockholder. The Company entered into an interest rate swap contract with Sumitomo Mitsui Banking Corporation relating to the ¥200,000,000 note that matures on January 25, 2005. The swap contract converts ¥200,000,000 notional amount from floating rate to fixed rate of 1.805%.

5.  INCOME TAXES

Income taxes in Japan generally applicable to the Company consisted of (1) corporation tax of 30.0% on taxable income, (2) enterprise taxes of approximately 10.1% on taxable income and (3) perpetual and municipal inhabitants taxes averaging approximately 20.7% of the corporation tax with certain adjustments. Enterprise taxes are deductible for income tax purposes when paid. Based on the rates mentioned above, the Company’s effective statutory tax rate for the years ended December 31, 2004 and 2003 was approximately 41% and 42%, respectively.

On December 31, 2003, the local tax laws in Japan were amended, and enterprise taxes on the basis of the size of business will be introduced for the year ending December 31, 2005. As a result, the statutory tax rate for the year ending December 31, 2005 will be approximately 41% effective January 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of December 31, 2003 which are expected to be realized or settled after December 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

Components of the net deferred tax assets and liabilities recognized in the accompanying balance sheets as of December 31, 2004 and 2003 were summarized as follows:

	2004
	Tax Assets	Tax Obligations

Current assets and liabilities:
Accrued enterprise taxes	¥1,576,778
Inventories	8,903,366
Allowance for doubtful accounts		¥1,476,000
Accrued bonus	2,839,250
Other	531,442
Total	13,850,836	1,476,000
Non-current assets and liabilities:
Foreign exchange forward contracts	46,062,045
Liability for director’s severance payments	3,587,602
Liability for severance payment for employees	1,426,308
Total	51,075,955
Total	¥64,926,791	¥1,476,000

	2003
	Tax Assets	Tax Obligations

Current assets and liabilities:
Accrued enterprise taxes	¥4,245,612
Inventories	6,006,000
Allowance for doubtful accounts		¥840,000
Accrued bonus	2,026,479
Vacation accrual	131,365
Other		117,710
Total	12,409,456	957,710
Non-current assets and liabilities:
Foreign exchange forward contracts	43,370,880
Liability for director’s severance payments	2,630,909
Liability for severance payment for employees	974,051
Total	46,975,840
Total	¥59,385,296	¥957,710

Reconciliation between the effective statutory tax rate and the actual effective tax rate reflected in the accompanying statements of operations and retained earnings for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003

Effective statutory tax rate—benefit	41.0%	(42.0)%
Expenses not deductible for income tax purposes:
Entertainment expenses	1.0	14.0
Penalty	0.1
Surtax on retained earnings		63.0
Effect on lower tax rates applied	(0.4)	18.8
Other—net	1.5	5.0
Actual effective tax rate—expense	43.2%	58.8%

6.  STOCKHOLDERS’ EQUITY

Retained Earnings Appropriated for Legal Reserve—Prior to October 1, 2002, the Japanese Commercial Code (the "Code") provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of the common stock. The amount of total additional paid-in capital and legal reserve which exceeds 25% of the common stock can be transferred to retained earnings by resolution of the stockholders, which may be available for dividends. In addition, the Code permits to transfer a portion of legal reserve to the common stock account by resolution of the Board of Directors.

Unappropriated Retained Earnings and Dividends—The amount of retained earnings available for dividends under the Code was ¥127,382,919 and ¥84,594,221 as of December 31, 2004 and 2003, respectively, which is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements to conform with US GAAP but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

The Code permits transfers, upon approval of the stockholders, of a portion of unappropriated retained earnings available for dividends to the common stock.

Dividends are approved by the stockholders at the annual meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semiannual interim dividend payment may be made by a resolution of the Board of Directors, subject to limitations imposed by the Code.

7.  LEASE COMMITMENTS AND RENT EXPENSES

The Company leases office space, a car and equipment under operating leases. Rental expenses charged to operations under these agreements for the years ended December 31, 2004 and 2003 were ¥38,698,792 and ¥30,260,447, respectively.

Minimum future rental payments under non-cancelable operating lease arrangements as of December 31, 2004 are as follows:

Year Ending December 31

2005	¥948,000
2006	158,000
Total minimum lease payments	¥1,016,000

8.  RELATED PARTY TRANSACTIONS

Related party transactions for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Assets:
Accounts receivable—trade—Yamagiwa	¥29,836,026	¥40,701,592
Accounts receivable—other—Yamagiwa		52,086,466
Advance payment—Color Kinetics	1,271,795	5,727,045
Advance payment—Yamagiwa	367,144

Liabilities:
Accounts payable—trade:
Color Kinetics	4,108,889	2,822,511
Yamagiwa	23,625	21,357
Accounts payable—other:
Color Kinetics	1,875,361
Yamagiwa	67,512,593	212,456
ALS	2,310,000	741,574

	2004	2003

Transactions:
Sales:
Yamagiwa	¥269,943,464	¥313,566,323
ALS	43,439,360	61,147,170
Purchase:
Color Kinetics	466,750,798	598,136,325
Yamagiwa	248,320	146,390
Selling, general and administrative expenses:
Color Kinetics	5,715,937	2,750,139
Yamagiwa	177,672,414	154,671,702
ALS	669,265	6,860,082
Interest expense:
Yamagiwa	1,455,711	6,144,122
ALS		558,216
Other income—ALS		2,090,000
Other expenses—Yamagiwa		367,400
Purchase of property—ALS		565,200

* * * * * *